Exhibit 1.A. (11)

MEMORANDUM DESCRIBING the INSURANCE COMPANY’S ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

DESCRIPTION OF TRANSAMERICA LIFE INSURANCE COMPANY’S

(formerly National Home Life Assurance Company/Transamerica Premier Life Insurance Company)

ISSURANCE, TRANSFER AND REDEMPTION PROCEDURES FOR POLICIES PURSUANT TO RULE 6E-3 (T)(b)(12)(ii)

This document sets forth the administrative procedures that will be followed by Transamerica Life Insurance Company (“TLIC”) in connection with the issuance of it’s Single Premium Variable Life Insurance Policy (“Policy”) issued through Separate Account I (“Account”). The transfer of assets held under the Policies, and the redemption by owners their interests in said Policies.

I.	PROCEDURES RELATING TO ISSURANCE AND PURCHASE OF POLICIES

A.	Rate Structure and Underwriting Standards

The cost of insurance (“C.O.I.”) charges for TLIC’s Policy will not be the same for all policy owners. Insurance is based on the principle of pooling and distributing mortality risks which assumes that each policy owner is charged a C.O.I. commensurate with the insured’s mortality risk as actuarily determined, reflecting factors such as age, health and occupation. A uniform C.O.I. for all insureds would discriminate unfairly in favor of those insureds representing greater risks. Although there will be no uniform C.O.I. charge for all insureds, there will be a single C.O.I. charge for all insureds of the same age, underwriting classification and policy date.

The policy provides a minimum guaranteed face amount of life insurance coverage while the policy remains in force.

The owner may select at any given premium amount, but must pay at least a $5,000 initial premium. The C.O.I. charge is applied to the net amount at risk, which is the difference between the death benefit and the accumulated value at any given date.

The Policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with the state insurance laws. The prospectus specifies face amounts for a given premium for illustrative ages.

B.	Application and Premium Processing

When a completed application is received, TLIC will follow certain issuance underwriting (i.e. evaluation of risks) procedures designed to determine whether the proposed insured is insurable. This process may require that further information be provided by the proposed insured before a determination can be made.

The date on which a policy is issued is referred to as the issue date. The issue date represents the commencement of the suicide and contestable periods for purposes of the Policy. The single premium will be credited to TLIC’s Separate Account VL E (the Money Market Subaccount) and the investment base will begin to vary with investment experience after the date the single premium is received (provided the application is in good order), which is generally the policy date. TLIC Life may, however, provide temporary life insurance coverage, a death benefit of which shall not exceed $250,000 until the coverage begins under the Policy, provided the premium has been paid.

The policy date is the date used to determine policy processing dates, policy years and anniversaries.

At the end of the “Right to Examine Policy” period, the Accumulated Value under the Policy will be transferred to the Subaccounts of the Separate Account or the Fixed Account in accordance with the allocation instructions specified in the application. The minimum allocation to any one subaccount is 10% of the initial premium. The allocation % must be given in whole percentages.

C.	Additional Payments

An owner may make additional payments subject to TLIC ’s rules. On the date TLIC accepts a payment, it will increase the investment base by the amount of such payments subject to the following conditions: 1.) The policy will continue to quality as a life insurance contract under the internal revenue code; and 2.) the premium will not result in an increase in the death benefit. The additional payment will be allocated in accordance with the most current allocation instructions. If the insured dies while the Policy is in force TLIC will pay the beneficiary the death benefit as defined in the policy. The amount paid will be reduced by any policy debt or overdue charges if the policy is in the grace period.

D.	Grace Period

The Policy provides for a 61-day grace period. The grace period will end 61 days after we mail a notice to the owner stating that we may terminate the policy because of insufficient net cash value to cover the C.O.I. charges.

The Policy will not lapse if TLIC receives payment, during the grace period, of an amount large enough to pay the charges currently due. This amount will be shown on the notice sent to the policy owner.

If the payment is not received by the end of the 61-day grace period, the Policy will terminate without value.

E.	Reinstatement

A policy may be reinstated while the insured is still living. The Policy will be reinstated if, within 5 years after the end of the grace period, TLIC receives from the policy’s owner, a.) an application to reinstate the policy; b.) satisfactory evidence of insurability; and c.) a premium payment which will leave the net cash value equal to the sum of (i) the monthly mortality charges not previously paid during the grace period; and (ii) any monthly mortality charges which become due from the date of the reinstatement request until the date of reinstatement; and (iii) the mortality charges for the first two monthly dates after the date of reinstatement.

The reinstatement will be come effective on the policy processing date on or next following the date TLIC approves the reinstatement application. The fact amount will be the same as that in effect at the time the policy terminated.

F.	Correction of Misstatement of Age

If the insured’s stated age is not correct, we will adjust each benefit and any amount to be paid to reflect the correct age. Where required, we have given the insurance regulator a detailed statement of how we will make these adjustments.

II.	TRANSFERS AMONG SUB-ACCOUNTS AND THE FIXED ACCOUNT

A.	Transfers

TLIC’s Separate Account I currently has four Subaccounts which invest in the Variable Insurance Product Fund and three Subaccounts which invest in the Zero Coupon Bond Fund. The Account has been registered as a unit investment trust under the Investment Company Act of 1940. In addition, as an alternative

A.	Transfers

to the Separate Account, the policy owner has the option of allocating all or part of the accumulated value to the Fixed Account, which guarantees a specified minimum rate of return. The policy owner may transfer all or part of the accumulated value (subject to a $1,000 minimum amount per transfer, or if less, the entire value of the Subaccount from which the transfer is being made. If, after a transfer, the remaining value of the Subaccount would be $500, TLIC may transfer the entire amount in the Subaccount) as often as they wish between sub-accounts and into the Fixed Account. With TLIC’s approval, the policy owner may transfer assets from the Fixed Account into the Subaccounts. However, during any one policy year we will charge a $10 transfer fee for any request after the first twelve. The transfer fee will be deducted from the amount transferred or the account from which the transfer is being made. The policy owner may allocate the accumulated value in any number of the Sub-Accounts (or the Fixed Account).

B.	Policy Loan

The policy owner may borrow against the cash value of the Policy. The loan value is 90% of the cash value, and the owner may borrow any amount up to the loan value less any existing indebtedness. The minimum loan amount is $500.

A portion of the cash value sufficient to secure the loan will be transferred from the Separate Account or the Fixed Account to TLIC’s general account as security for the loan. We will allocate loans and repayments among the sub-accounts and the Fixed Account in proportion to the investment amount in each sub-account and the Fixed Account as of the date of the loan or repayment, unless we are told otherwise in a written notice.

Any accumulated value in the general account equal to indebtness will be credited with interest at an effective annual rate of 4%.

Loan interest is due on each policy anniversary (or when the loan is paid back). If interest is not paid when due, it will be added to the loan and bear interest. Additional amounts will be transferred from the Separate Account or the Fixed Account to TLIC’s General Account as additional security for the loan. This is done pro-rata based on the assets in each account on the date of the loan transfer. Interest is charged daily on any amounts loaned. The effective annual interest will be: a.) 4% of the portion of the loan that does not exceed the excess of the accumulated value (as of the loan date) over the initial premium; and b.) 6% on any amounts loaned above that amount.

A policy loan will permanently affect the accumulated value of a policy, even if the loan is repaid. The effect could be favorable or unfavorable depending on whether the investment return of the sub-account(s) selected is less than or greater than the interest rate credited to the accumulated value in the general account securing the loan.

C.	Repayment of Loan

The policy owner may repay all or part of a loan at any time during the lifetime of the insured. A repayment will first be applied to reduce any part of a loan that is subject to the highest interest rate being charged. Upon repayment of indebtedness, the portion of the repayment allocated to a sub-account or to the Fixed Account will be transferred from the general account and will increase investment amount in the sub-account or the Fixed Account.

The amount of any outstanding loan plus loan interest is subtracted from the death benefit or the cash surrender value payments.

III.	REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A.	Surrender for Net Cash Surrender Value

An owner of a policy may surrender the Policy at any time and receive the policy’s net cash value, which is the accumulated value less any surrender charge and less any indebtedness. The accumulated value equals the sum of all amounts in each sub-account of the Separate Account plus the value of the Fixed Account plus the value of any amount transferred to the general account to cover indebtedness. The surrender is effective on the date TLIC receives the written request. (A surrender charge is only applicable if a surrender occurs in the first nine policy years.) Surrenders will ordinarily be paid within seven days of receipt of the written request.

TLIC will make the payment of the net cash value out of its general account and, at the same time, will transfer assets from the Separate Account to its general account in an amount equal to the investment amount applicable to the Policy held in the Separate Account.

B.	Death Claims

TLIC will pay a death benefit to the beneficiary after receipt of the Policy, due proof of death of the insured and all other requirements necessary to make payment.

The death benefit is the greater of the face amount of the Policy or the accumulated value multiplied by the death benefit factor. The death benefit proceeds will be reduced by any outstanding indebtedness and any due and unpaid monthly deduction(s).

Death benefits are ordinarily paid within seven days after receipt of the necessary requirements and may be paid in a lump sum or under one of the settlement options set forth in the policy. The amount payable also reflects any additional interest as required by State Insurance Regulators from the receipt of proof of death to the date of payment.